Exhibit 10.15

November 14, 2019

Dr. Walter Flamenbaum

Dear Walter:

I’m pleased to confirm our offer to join AgenTus Therapeutics, Inc. as Chief Executive Officer, devoting the time necessary and performing the usual and customary duties of that office, and reporting directly to Garo Armen, Chairman of the Board. AgenTus Therapeutics acknowledges that you will have, from time to time, outside activities which will not conflict with your duties. Your annual base salary will be $360,000 less applicable legal deductions, which will be paid at the bi-weekly rate of $13,846.16. You will also be paid a one-time sign-on bonus of $30,000, to be included in your first paycheck. Initially, you will not be entitled to an annual cash bonus, but instead you will be eligible to receive a one-time cash bonus of up to $2.0 million based upon the achievement of the following corporate milestones and value creation for the Company: (i) first patient dosing in a clinical trial involving an allogeneic cell therapy candidate (unless the program is terminated by the Board), (ii) first patient dosing in a clinical trial involving a combination of an allogeneic cell therapy candidate plus a checkpoint antibody candidate (unless the program is terminated by the Board), and (iii) completion of an equity financing of up to $50.0 million. The achievement of these milestones will be based upon mutual agreement with the Chairman of the Board and take all factors into consideration, including whether the investors that participate in any such financing were introduced by you directly or indirectly through a retained investment bank or had a pre-existing relationship with the Company or Agenus Inc. These milestones may be altered from time to time based on corporate priorities, provided that any changes must be mutually agreed upon between you and the Board of Directors. Should the Board of Directors elect not to proceed with the proposed fundraising (due to business considerations or change in control) of up to $50.0 million you will be paid a minimum bonus of $0.5 million upon that decision, assuming you remained employed and in good standing with the Company at that time.

Subject to the approval of the board of directors of each of AgenTus Therapeutics, Inc. and Agenus Inc., you will be granted the following equity awards: (i) an option to purchase 60,000 shares of AgenTus Therapeutics, Inc. common stock pursuant to the AgenTus Therapeutics, Inc. 2018 Equity Incentive Plan and form of award agreement thereunder and (ii) an option to purchase 15,000 shares of Agenus Inc. common stock pursuant to the Agenus Inc. 2019 Equity Incentive Plan and form of award agreement thereunder. Both stock options will be performance-based and vest based upon achievement of the three corporate milestones listed in the paragraph above, as follows: 25% for each of items (i) and (ii), and 50% for item (iii). These stock option grants will fully and immediately vest upon a change of control of either Agenus Inc. or AgenTus Therapeutics, Inc. Furthermore, should you be terminated for any reason other than cause (using standard and customary definitions of termination for cause) these options will fully and immediately vest. The stock option for AgenTus shares will have an exercise price equal to the fair market value based upon a 409A valuation approved by the AgenTus Board of Directors. The stock option for Agenus shares will have an exercise price equal to the closing price of Agenus’ common stock on Nasdaq on the date of grant.

3 Forbes Road, Lexington, MA 02421	T: 781.674.4400	F: 781.674.4200	www.agentustherapeutics.com

AgenTus presently offers medical, dental, vision and life insurance plans, Flexible Spending Accounts, and both short and long-term disability programs. In addition, we presently offer a 401(k) plan that you are eligible to join and begin making contributions to as of your date of hire. In addition, the Company begins to make a significant match to your employee contributions on your start date as well. You will be entitled to four weeks of vacation and 11 holidays per calendar year, as set forth by AgenTus and in accordance with its employment policies. AgenTus may, in its discretion, change its benefits plans or the benefits that it offers to its employees.

As part of your employment with AgenTus, you have and will be exposed to, and provided with, valuable confidential and/or trade secret information concerning the Company and its present and prospective clients. As a result, in order to protect the Company’s legitimate business interests, you agree, as a condition of your employment, to enter into our standard form Employee Non-Disclosure Agreement. This document is enclosed for your review and execution by the first day of your employment. In addition, please understand that all employment with AgenTus is on an “at will” basis. This letter does not constitute a contract of employment for a specific term. Nonetheless, AgenTus does guarantee that you will be paid at least $180,000 (less applicable legal deductions) during the first six months and at least $90,000 thereafter. This means that if your employment is terminated during your first six months of employment, you will continue to be paid your base salary uninterrupted until your six-month anniversary of employment, and if your employment is terminated thereafter you will continue to be paid your base salary uninterrupted for an additional three months thereafter. Receipt of salary continuation after termination is subject to signing a standard separation agreement that includes a customary release of any claims. Your employment may be renewed for additional one-year increments based upon mutual agreement between you and the Chairmen of the Board, with a salary obligation no less than received for the first year of employment.

In your first days with AgenTus, you can expect to receive an orientation, including learning more about our business and your career development. You will be introduced to many internal administrative matters that are important to our business processes.

Walter, through the course of our recruiting efforts, we meet and interview many individuals with strong backgrounds. Our recruiting process is highly selective — one that we feel helps us carefully consider your qualifications and interests and matches them to our needs. At AgenTus, our goal is to afford all of our employees the opportunity to pursue a career, to achieve their personal best, and to balance their personal and professional goals. We value your abilities and believe you will find our work environment to be challenging and fulfilling and believe we can provide you with an atmosphere in which you can develop your professional talents to the fullest. Again, it is a pleasure to extend this offer to you. The provisions of this offer letter supersede all prior oral and written offers, communications, agreements and understandings between AgenTus and you with respect to the subject matter of this letter. Please also note that this offer, including all of the terms in this letter, is contingent upon approval of the Company’s Board of Directors.

A packet of information will be sent to you from Human Resources prior to your start date outlining what you need to bring on your first day and what time you will need to arrive for orientation.

Sincerely,

/s/ Garo H. Armen
Garo H. Armen Chairman of the Board

I accept your offer of employment as outlined in this letter, and in connection with my assuming the role of CEO of AgenTus, I agree to resign from my position as a member of the board of directors of OSE Immunotherapeutics to avoid the appearance of any potential conflict of interest.

/s/ Walter Flamenbaum	November 14, 2019
Signature	Date